Exhibit 3.2

American Eagle Gold Corp.

Condensed Consolidated Interim Financial Statements

For the three and nine months ended September 30, 2025 and 2024

(Unaudited - Expressed in Canadian Dollars)

Notice of No Auditor Review of Interim Financial Statements

Under National Instrument 51-102, Part 4, subsubsection 4.3(3)(a), if an auditor has not performed a review of the interim financial statements, they must be accompanied by a notice indicating that the financial statements have not been reviewed by an auditor. The accompanying condensed interim financial statements of the company have been prepared by and are the responsibility of the company’s management. The company’s independent auditor has not performed an audit or review of these condensed interim financial statements in accordance with standards established by the Canadian Institute of Chartered Professional Accountants.

American Eagle Gold Corp.

Condensed Consolidated Interim Statement of Financial Position

(Unaudited - Expressed in Canadian dollars)

As at	Notes	September 30, 2025	December 31, 2024
ASSETS
Current
Cash		$30,451,505	$35,929,619
Amounts receivable		1,572,220	388,758
Prepaid expenses and deposits		246,131	67,326
Total current assets		32,269,856	36,385,703

Reclamation deposit		148,018	55,518
Investment	5	255,000	195,000
Right-of-use asset	8	272,355	-
Equipment		8,740	18,573
TOTAL ASSETS		$32,953,969	$36,654,794

LIABILITIES
Current
Accounts payable and accrued liabilities	12	1,937,669	629,018
Due to related party	12	833	1,072
Flow-through share premium liability	7	-	826,000
Lease obligation - current	8	48,683	-
Total current liabilities		1,987,185	1,456,090

Lease obligation	8	286,205	-
TOTAL LIABILITIES		2,273,390	1,456,090

SHAREHOLDERS’ EQUITY
Share capital	11	55,506,116	53,632,776
Reserves	11	4,237,661	3,309,075
Deficit		(29,063,198)	(21,743,147)
TOTAL SHAREHOLDERS' EQUITY		30,680,579	35,198,704
TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY		$32,953,969	$36,654,794

Nature of operations and going concern (Notes 1 and 2)

Commitments and contingencies (Notes 6, 7 and 13)

Approved on behalf of the Board of Directors:

“Anthony Moreau”	“Stephen Stewart”
Anthony Moreau – Director	Stephen Stewart – Director

The accompanying notes are an integral part of these condensed consolidated interim financial statements.

1

American Eagle Gold Corp.

Condensed Consolidated Interim Statement of Loss and Comprehensive Loss

(Unaudited - Expressed in Canadian dollars)

		Three months ended September 30,		Nine months ended September 30,
For the periods ended	Notes	2025	2024	2025	2024
EXPENSES
Exploration and evaluation expenditures	6	$4,200,403	$4,344,541	$7,300,131	$6,489,980
Transfer agent, filing fees and shareholder communications		31,021	49,417	135,400	194,286
Management and consulting	12	115,346	135,927	394,234	397,652
Professional fees		10,390	31,410	124,428	71,824
Share-based compensation	11,12	179,508	608,430	1,290,586	1,004,430
Office, general and administrative		40,468	20,846	144,910	111,232
Amortization		16,895	3,277	46,147	4,370
Accretion expense	8	11,499	-	26,219	-
Unrealized loss (gain) on investment	5	(45,000)	-	(60,000)	(75,000)
Interest income		(223,149)	(132,103)	(731,712)	(312,896)
Other income		-	-	(285,000)	-
TOTAL EXPENSES		4,337,381	5,061,745	8,385,343	7,885,878

Net (Loss) before tax for the period		(4,337,381)	(5,061,745)	(8,385,343)	(7,885,878)

Flow-through share premium liability recovery	7	(400,292)	(1,274,947)	(1,065,292)	(1,986,797)
NET (LOSS) AND COMPREHENSIVE LOSS FOR THE PERIOD		$(3,937,089)	$(3,786,798)	$(7,320,051)	$(5,899,081)

Weighted average number of shares - basic and diluted		172,877,287	132,864,112	171,961,613	133,063,359
(Loss) per share – basic and diluted		$(0.02)	$(0.03)	$(0.04)	$(0.04)

The accompanying notes are an integral part of these condensed consolidated interim financial statements.

2

American Eagle Gold Corp.

Condensed Consolidated Interim Statement of Changes in Equity

(Unaudited - Expressed in Canadian dollars)

	Number of shares	Amount	Share-based Payment Reserves	Accumulated Deficit	Total Equity
Balance at December 31, 2023	114,812,629	$14,990,643	$2,421,061	$(13,888,462)	$3,523,242
Loss for the period	-	-	-	(5,899,081)	(5,899,081)
Shares issued on private placement	7,866,571	5,276,837	184,574	-	5,461,411
Shares issued for exploration and evaluation	330,624	261,131	-	-	261,131
Stock options exercised	445,000	118,887	(40,387)	-	78,500
Warrants exercised	9,608,535	3,518,616	(647,077)	-	2,871,539
Share-based payments	-	-	1,004,430	-	1,004,430
Balance at September 30, 2024	133,063,359	$24,166,114	$2,922,601	$(19,787,543)	$7,301,172

Balance at December 31, 2024	167,845,111	$53,632,776	$3,309,075	$(21,743,147)	$35,198,704
Loss for the period	-	-	-	(7,320,051)	(7,320,051)
Shares issued for exploration and evaluation expense	1,000,000	465,000	-	-	465,000
Shares issued on flow-through private placement	1,156,000	566,390	-	-	566,390
Shares cancelled	(500,000)	(285,000)		-	(285,000)
Stock options exercised	867,676	167,000	(142,000)	-	25,000
Warrants exercised	2,508,500	959,950	(220,000)	-	739,950
Share-based payments	-	-	1,290,586	-	1,290,586
Balance at September 30, 2025	172,877,287	$55,506,116	$4,237,661	$(29,063,198)	$30,680,579

The accompanying notes are an integral part of these condensed consolidated interim financial statements.

3

American Eagle Gold Corp.

Condensed Consolidated Interim Statement of Cash Flows

(Unaudited - Expressed in Canadian dollars)

For the nine months ended	September 30, 2025	September 30, 2024
Operating activities
(Loss) for the period	$(7,320,051)	$(5,899,081)

Items not involving cash
Amortization	46,147	4,370
Flow-through share premium recovery	(1,065,292)	(1,986,797)
Share-based payments	1,290,586	1,004,430
Accretion expense	26,219	-
Unrealized loss (gain) on investment	(60,000)	(75,000)
Other income	(285,000)	-

Changes in non-cash working capital items
Amounts receivable	(1,183,462)	(266,564)
Prepaid expenses	(271,305)	(73,942)
Accounts payable and accrued liabilities	1,308,651	1,279,301
Related Party	(239)	4,592
Net cash (used in) operating activities	(7,513,746)	(6,008,691)

Financing activities
Warrants exercised	739,950	2,871,539
Shares issued for exploration and evaluation expense	465,000	261,131
Proceeds from issuing flow through shares	805,682	7,821,382
Stock options exercised	25,000	78,500
Net cash provided by financing activities	2,035,632	11,032,552

Investing activities
Purchase of equipment	-	(26,221)
Reclamation deposit	-	(5,000)
Net cash (used in) investing activities	-	(31,221)

Net (decrese) increase in cash	(5,478,114)	4,992,640
Cash, beginning of period	35,929,619	4,393,661
Cash, end of period	$30,451,505	$9,386,301

The accompanying notes are an integral part of these condensed consolidated interim financial statements.

4

American Eagle Gold Corp.

Notes to the Condensed Consolidated Interim Financial Statements

For the three and nine months ended September 30, 2025 and 2024

(Unaudited - Expressed in Canadian dollars)

1.	NATURE OF OPERATIONS

American Eagle Gold Corp. (“American Eagle Gold” or “Company”), was incorporated under the Business Corporations Act (Canada) on June 22, 2018. The Company’s principal business is the acquisition and exploration of mineral properties. To date, the Company has not earned revenue as it is in the exploration stage. The ability of the Company to carry out its business plan rests with its ability to secure equity and other financing. The head and principal office of the Company is located at 141 Adelaide Street West, Suite 1102, Toronto, Ontario M5H 3L5.

The condensed consolidated interim financial statements were authorized for issue in accordance with a resolution by the Board of Directors of the Company on November 28, 2025.

2.	GOING CONCERN

The Company is in the process of exploring its mineral properties and has not yet determined whether the properties contain reserves that are economically recoverable. The recoverability of the amounts expended on mineral properties is dependent upon future profitable production or proceeds from the disposition of properties.

The business of mining and exploration involves a high degree of risk and there can be no assurance that the Company’s exploration programs will result in profitable mining operations. The Company’s continued existence is dependent upon the discovery of economically recoverable reserves and resources, securing and maintaining title and beneficial interest in its properties, making the required payments pursuant to mineral property option agreements and/or securing additional financing; all of which are uncertain.

Although the Company has taken steps to verify title to the properties on which it is conducting its exploration activities, these procedures do not guarantee the Company’s title. Property title may be subject to government licensing requirements or regulations, unregistered prior agreements, social licensing requirements, aboriginal land claims and non-compliance with regulatory and environmental requirements. The Company’s property interests may also be subject to increases in taxes and royalties, renegotiation of contracts, currency exchange fluctuations and restrictions, and political uncertainty.

The Company raised funds during the year ended December 31, 2024, and continues to utilize these funds for its exploration programs and working capital requirements. The ability of the Company to arrange such financing in the future will depend in part upon the prevailing capital market conditions as well as the business performance of the Company.There can be no assurance that the Company will be successful in its efforts to arrange additional financing on terms satisfactory to the Company. If additional financing is raised by the issuance of shares from the treasury of the Company, control of the Company may change and existing shareholders may have their interest diluted. If adequate financing is not available, the Company may be required to relinquish rights to certain of its interests or terminate its operations.

As at September 30, 2025, the Company had working capital of $30,282,671 (December 31, 2024: $35,755,613) excluding the flow-through liability, and an accumulated deficit of $29,063,198 (December 31, 2024: $21,743,147). The Company has no proven history of performance or success.

These financial statements have been prepared on the basis of accounting principles applicable to a going concern, which assumes the Company will continue in operation for the foreseeable future and will be able to realize its assets and discharge its liabilities in the normal course of operations. Accordingly, it does not give effect to adjustments, if any that would be necessary should the Company be unable to continue as a going concern and, therefore, be required to realize its assets and liquidate its liabilities in other than in the normal course of business and at amounts that may differ from those shown in these financial statements. Such adjustments could be material.

5

American Eagle Gold Corp.

Notes to the Condensed Consolidated Interim Financial Statements

For the three and nine months ended September 30, 2025 and 2024

(Unaudited - Expressed in Canadian dollars)

3.	SIGNIFICANT ACCOUNTING POLICIES AND BASIS OF PREPARATION

Statement of compliance

These unaudited condensed interim financial statements (“interim financial statements”) have been prepared in accordance with International Financial Reporting Standards (“IFRS®”) as issued by the International Accounting Standards Board (“IASB”) and interpretations of the International Financial Reporting Interpretations Committee (“IFRIC”) which the Canadian Accounting Standards Board has approved for incorporation into Part I of the CPA Canada Handbook – Accounting, as applicable to the preparation of interim financial statements, including International Accounting Standard 34, “Interim Financial Reporting” (“IAS 34”). These interim financial statements should be read in conjunction with the December 31, 2024 annual financial statements.

These interim financial statements follow the same accounting principles and methods of application as disclosed in the consolidated financial statements as at and for the year ended December 31, 2024. The interim financial statements may condense or omit certain disclosures that otherwise would be present in annual financial statements prepared in accordance with IFRS.

Basis of presentation

The interim financial statements of the Company have been prepared on an accrual basis except for cash flow information and are based on historical costs, except for certain financial instruments which are measured at fair value, as explained in the accounting policies.

Basis of consolidation

The interim financial statements include the financial statements of American Eagle and its wholly-controlled subsidiary American Eagle Gold Nevada Corp. Control is achieved when the Company has the power to govern the financial and operating policies of an entity so as to obtain benefits from its activities. The results of subsidiaries acquired or disposed of during the period are included in the consolidated statements of loss from the effective date of acquisition or up to the effective date of disposal, as appropriate. All intra-company transactions, balances, income and expenses are eliminated through the consolidation process.

Significant accounting judgements, estimates and assumptions

The preparation of the condensed interim financial statements in conformity with IFRS requires management to make judgments, estimates and assumptions that affect the reported amounts and the valuation of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenditures during the period reported.

Management uses its best estimates for these purposes, based on assumptions that it believes reflect the most probable set of economic conditions and planned courses of action. However, actual results could differ materially from these estimates.

The significant areas of estimation and uncertainty considered by management in preparing the condensed interim financial statements for the period ended September 30, 2025 are the same as those described in the Company’s annual financial statements for the year ended December 31, 2024.

4.	FUTURE ACCOUNTING PRONOUNCEMENTS

At the date of authorization of these interim financial statements, the IASB has issued new and revised Standards and Interpretations which are not yet effective for the relevant reporting period. Many are not applicable or do not have a significant impact to the Company. Management is currently evaluating the impact of these pronouncements on the Company’s interim financial statements.

5.	INVESTMENT

Investment in Orecap Invest Corp	Number of Shares	$/Share	Value
Balance at January 1, 2024	3,000,000	$0.035	105,000
Unrealized (loss) gain on fair value	-	$0.030	90,000
Balance at December 31, 2024	3,000,000	$0.065	195,000
Unrealized (loss) gain on fair value	-	$0.020	60,000
Balance at September 30, 2025	3,000,000	$0.085	255,000

During the three and nine months ended September 30, 2025, the Company recorded an unrealized gain on investment of $45,000 and $60,000, respectively (three and nine months ended September 30, 2024: $nil and $75,000, respectively).

6

American Eagle Gold Corp.

Notes to the Condensed Consolidated Interim Financial Statements

For the three and nine months ended September 30, 2025 and 2024

(Unaudited - Expressed in Canadian dollars)

6.	EXPLORATION AND EVALUATION EXPENSES

The following are details of the Company’s exploration and evaluation expenses:

	Three months ended September 30,		Nine months ended September 30,		Accumulated From Property
For the periods ended	2025	2024	2025	2024	Inception
NAK Property, British Columbia *	$4,200,403	$4,344,541	$7,300,131	$6,489,980	$22,308,774
	$4,200,403	$4,344,541	$7,300,131	$6,489,980	$22,308,774

* Net of accured tax crdits receiveable from the British Columbia government related to exploration activites of $1,281,016 for the three and nine months ended Septemebr 30, 2025 (2024 - nil). The Company has estimated the recoverable amount of these tax credits based on its interpretation of eligibility, but they are subject to government audits to confirm the interpretations and amounts. These tax credits are included in amounts receivable at September 30, 2025.

Nakinilerak (NAK), British Columbia, Canada

In March 2025, the Company issued 1,000,000 shares to fulfill its final obligation under the NAK option agreement and obtained title to the NAK project.

NAK is subject to two Net Smelter Royalty ("NSR"). A 2% NSR which can be bought down to 1% by paying $1,500,000 and a 1% NSR with an option by the Company to buyback 0.5% for $1,000,000.

7.	FLOW-THROUGH SHARE LIABILITY

Flow-through common shares require the Company to incur an amount equivalent to the proceeds of the issued flow-through common shares on Canadian qualifying exploration expenditures. The Company may be required to indemnify the holders of such shares for any tax and other costs payable by them in the event the Company has not incurred the required exploration expenditures. Under the IFRS framework, the increase to share capital when flow-through shares are issued is measured based on the current market price of the common shares. The incremental proceeds, or “premium”, are recorded as a flow-through liability. During the three and nine months ended September 30, 2025 the Company recognized a flow-through share premium liability recovery of $400,292 and $1,065,292, respectively (2024: $1,274,947 and $1,986,797, respectively). As of September 30, 2025 the flow-through share premium liability was $nil (December 31, 2024: $826,000).

8.	RIGHT-OF-USE ASSET AND LEASE OBLIGATION

The Company recognized the right-of-use asset and lease obligation at the inception of its office space lease. The office space lease is a five year lease starts on October 1, 2025, with an early occupancy period starting in February 2025.

The following table shows the movement in the net book value of right-of-use asset for the September 30, 2025 and the year ended December 31, 2024:

As at	September 30, 2025	December 31, 2024
Opening cost	$-	$-
Additions	308,669	-
Ending cost	$308,669	$-

Opening accumulated amortization	-	-
Amortization	36,314	-
Ending accumulated amortization	$36,314	$-

Net book value	$272,355	$-

7

American Eagle Gold Corp.

Notes to the Condensed Consolidated Interim Financial Statements

For the three and nine months ended September 30, 2025 and 2024

(Unaudited - Expressed in Canadian dollars)

The following table shows the movement in the lease obligation for the nine months ended September 30, 2025 and the year ended December 31, 2024.

	September 30, 2025	December 31, 2024
Opening lease obligation	$-	$-
Additions	308,669	-
Accretion of interest	26,219	-
Repayment of lease obligation	-	-
Carrying value	334,888	-
Less current portion	48,683	-
Lease obligation	$286,205	$-

The following table presents the contractual undiscounted cash flows for lease obligation as at September 30, 2025.

Less than one year	$92,704
One to five years	376,610
Total undiscounted lease obligation	$469,314
Effect of discounting using the incremental borrowing rate	(134,426)
Lease obligation recognized as at September 30, 2025	$334,888

When measuring the lease obligation, the Company discounted the remaining lease payments using the estimated incremental borrowing rate of 15% per annum.

9.	CAPITAL MANAGEMENT

The Company’s objectives when managing capital are to safeguard the Company’s ability to continue as a going concern, so that it can provide returns to shareholders and benefits to other stakeholders.

The Company considers the items included in equity as capital. The Company manages the capital structure and adjusts it in light of changes in economic conditions and the risk characteristics of the underlying assets. In order to maintain or adjust the capital structure, the Company may issue new shares through equity offerings or return capital to shareholders. There can be no assurance that the Company will be successful in its efforts to arrange additional financing, if needed, on terms satisfactory to the Company.

Management reviews its capital management approach on an ongoing basis and believes that this approach, given the relative size of the Company, is reasonable. There were no changes in the Company’s approach to capital management during the nine months ended September 30, 2025 and year ended December 31, 2024. The Company is not subject to externally imposed capital restrictions, other than of the TSX Venture Exchange (“TSX-V”) which requires adequate working capital or financial resources of the greater of (i) $50,000 and (ii) an amount required in order to maintain operations and cover general and administrative expenses for a period of 6 months. As at September 30, 2025, the Company believes it is compliant with the policies of the TSX-V.

10.	FINANCIAL RISK MANAGEMENT

The Company is exposed in varying degrees to a variety of financial instrument-related risks. The type of risk exposure and the way in which such exposure is managed is provided as follows:

Fair value of financial instruments

The fair value of financial instruments approximates their carrying value due to the short-term maturity of these instruments. The Company's investment is classified as Level 1 in the fair value hierarchy at September 30, 2025 and December 31, 2024.

Credit risk

Credit risk is the risk that one party to a financial instrument will fail to discharge an obligation and cause the other party to incur a financial loss. Amounts receivable are from related parties and the Company believes the risk of loss related to these items is remote. The Company’s exposure to credit risk is on its cash held in bank accounts and amounts due from related parties. Cash is held with major banks in Canada. Management assesses credit risk of cash is remote.

8

American Eagle Gold Corp.

Notes to the Condensed Consolidated Interim Financial Statements

For the three and nine months ended September 30, 2025 and 2024

(Unaudited - Expressed in Canadian dollars)

Liquidity risk

Liquidity risk is the risk that the Company will not be able to meet its financial obligations as they fall due. The Company strives to ensure that there are sufficient funds to meet its short-term business requirements, taking into account its anticipated cash flows from operations and its holdings of cash. The Company’s accounts payable and accrued liabilities generally have contractual maturities of less than 30 days and are subject to normal trade terms. Amounts due to related party are due on demand. Future consideration payable is due following the respective payment schedules. In the long-term, the Company may have to issue additional equity to ensure there is sufficient capital to meet long-term objectives. See Note 9.

Currency and interest rate risk

The Company is exposed to foreign currency risk on financial assets and liabilities that are denominated in a currency other than the Canadian dollar. The currencies giving rise to this risk are the US dollar.

Market price risk

The Company was exposed to market risk relating to its investment and unfavourable market conditions could result in dispositions of its investment at less than favourable prices. The Company’s investment is comprised of a publicly-traded corporation. The Company’s investment is subject to fair value fluctuations. As at September 30, 2025, if the fair value of the investments fluctuated by 10% all other factors held constant, consolidated net loss would change by approximately $26,000 (September 30, 2024: $8,000) based on the value of the investment as at September 30, 2025.

Classification of financial instruments

Financial assets and liabilities included in the statement of financial position are as follows:

	September 30, 2025	December 31, 2024
Financial assets at amortized costs
Cash	$30,451,505	$35,929,619
Financial assets at FVPL:
Investment in Orecap	255,000	195,000
	$30,706,505	$36,124,619

	September 30, 2025	December 31, 2024
Financial liabilities at amortized costs
Accounts payable and accrued liabilities	$1,937,669	$629,018
Due to related party	833	1,072
Lease obligation	334,888	-
	$2,273,390	$630,090

11.	SHARE CAPITAL

Authorized share capital

Unlimited number of voting common shares without par value.

Issued share capital

(a)	On May 17, 2024, the Company completed a private placement consisting of 7,866,571 charity flowthrough units at a price of $1.04 per unit for gross proceeds of $8,181,234. In connection with the financing, the Company has issued 468,993 finders’ warrants. Each finders’ warrant entitles the holder, on exercise thereof, to purchase one common share at a price of $1.04 until May 17, 2026. The finders' warrants' valuation was estimated at $184,574 using the Black-Scholes option pricing model with the assumption of expected dividend yield rate of 0%, expected volatility of 120% based on historical volatility, risk free interest rate of 4.23%, share price of $0.72 and an expected life of 2 years. In connection with the financing, the Company incurred cash finder’s fees and other financing costs totalling $359,852.

(b)	In May 2024, the Company issued 343,594 shares in consideration of an option payment for NAK. The number of shares is calculated based on 10-day volume weighted average price on day payment comes due. The shares were valued at $0.76 based on the market price on the date of issuance for a total of $261,131.

9

American Eagle Gold Corp.

Notes to the Condensed Consolidated Interim Financial Statements

For the three and nine months ended September 30, 2025 and 2024

(Unaudited - Expressed in Canadian dollars)

(c)	On November 26, 2024, the Company closed a non-brokered private placement with a wholly owned subsidiary of South32 Ltd. ("South32"). Under the agreement, South32 invested $29,156,380 for 33,321,577 common shares at a price of C$0.875 per share. No broker fees, finder fees or warrants were issued in association with the private placement. In connection with the financing, the Company incurred transaction costs totalling $181,904.

Upon closing, South32 holds approximately 19.9% of the Company's issued and outstanding common shares on a non-diluted basis. The Company entered into an investor rights agreement with South32, providing South32 with participation and top-up rights to maintain its ownership percentage, subject to certain conditions. Pursuant to an agreement between Teck Resources Limited (“Teck”) and the Company, Teck has participation rights to maintain its ownership percentage, subject to certain conditions.

(d)	In February 2025, 717,676 shares were issued as a result of the exercise of 1,175,000 stock option on a net exercise basis. In April 2025, 150,000 shares were issued as a result of the stock option exercise.

(e)	In March 2025, the Company issued 1,000,000 shares in consideration of an option payment for NAK. The shares were valued at $0.465 per share based on the quoted market price of the shares.

(f)	On June 11, 2025, South32 exercised the top-up rights and invested $817,292 for 1,156,000 common shares at a price of C$0.707 per share. No broker fees, finder fees or warrants were issued in association with the private placement. In connection with the financing, the Company incurred transaction costs totalling $11,610. Flow-through share premium liability recognized of $239,292.

(g)	On June 12, 2025, the Company cancelled 500,000 shares in connection of a royalty buydown of Kuta Ridge project. The shares were valued at $0.57 per share based on the quoted market price of the shares.

Stock options

The Company has adopted a 20% fixed stock option plan.

(a)	On July 14, 2024, the Company granted 3,975,000 stock options to directors, officers and consultants of the Company. Each option is exercisable to acquire one common share at a price of $0.70 and a term of 5 years. These options vest one year from the date of issuance. The total fair value of $2,286,866 was estimated using the Black-Scholes option pricing model assuming an expected life of 5 years, a risk-free interest rate of 3.37%, an expected volatility of 120% based on comparable companies, share price of $0.69 and expected dividend yield of nil.

(b)	On March 18, 2025, the Company granted 100,000 stock options with an exercise price of $0.53 and a term of five years, all of these options vesting over 24 months. The fair value of $43,184 was estimated using the Black-Scholes option pricing model assuming an expected life of 5 years, share price of $0.52, a risk-free interest rate of 2.69%, expected dividend yield of nil and expected volatility of 120% based on comparable companies.

(c)	On June 27, 2025, the Company granted 50,000 stock options with an exercise price of $0.53 and a term of five years, all of these options vesting over 24 months. The fair value of $22,070 was estimated using the Black-Scholes option pricing model assuming an expected life of 5 years, share price of $0.52, a risk-free interest rate of 2.86%, expected dividend yield of nil and expected volatility of 120% based on comparable companies.

(d)	On September 17, 2025, the Company granted 4,525,000 stock options with an exercise price of $0.53 and a term of five years, all of these options vesting over 12 months. The fair value of $1,913,222 was estimated using the Black-Scholes option pricing model assuming an expected life of 5 years, share price of $0.51, a risk-free interest rate of 2.75%, expected dividend yield of nil and expected volatility of 120% based on comparable companies.

During the three and nine months ended September 30, 2025 the Company recorded share-based compensation of $179,508 and $1,290,586 respectively (three and nine months ended September 30, 2024: $608,430 and $1,004,430, respecitvely).

10

American Eagle Gold Corp.

Notes to the Condensed Consolidated Interim Financial Statements

For the three and nine months ended September 30, 2025 and 2024

(Unaudited - Expressed in Canadian dollars)

A summary of the changes in the Company’s stock options is set out below:

	September 30, 2025			September 30, 2024
For the periods ended	Number of options	Weighted average exercise price	Weighted average life (years)	Number of options	Weighted average exercise price	Weighted average life (years)
Outstanding, beginning of period	16,175,000	$0.32	3.0	12,825,000	$0.19	3.5
Granted	4,675,000	$0.53	5.0	3,975,000	$0.70	5.0
Exercised	(1,325,000)	$0.19	-	(445,000)	$0.15	-
Expired/Forfeited	(225,000)	$0.70	-	(50,000)	$0.30	-
Options outstanding, end of period	19,300,000	$0.38	3.0	16,305,000	$0.32	3.3
Options exercisable, end of period	14,625,000	$0.33	2.3	12,330,000	$0.19	2.8

The following incentive stock options were outstanding and exercisable at September 30, 2025:

Number of options outstanding	Number of options exercisable	Exercise Price	Expiry Date
2,900,000	2,900,000	$0.20	May 3, 2026
725,000	725,000	$0.20	December 20, 2026
400,000	400,000	$0.13	April 1, 2027
3,450,000	3,450,000	$0.10	October 17, 2027
3,250,000	3,250,000	$0.30	August 2, 2028
3,900,000	3,900,000	$0.70	July 14, 2029
100,000	-	$0.53	March 17, 2030
50,000	-	$0.53	June 26, 2030
4,525,000	-	$0.53	September 16, 2030
19,300,000	14,625,000	$0.38

Warrants

A summary of the changes in the Company’s warrants is set out below:

	September 30, 2025			September 30, 2024
For the periods ended	Number of warrants	Weighted average exercise price	Weighted average life (years)	Number of warrants	Weighted average exercise price	Weighted average life (years)
Outstanding, beginning of period	3,056,993	$0.41	0.3	14,358,999	$0.30	0.4
Issued - broker warrants	-	-	-	468,994	$1.04	1.6
Exercised	(2,508,500)	$0.29	-	(9,608,535)	$0.30	0.7
Expired/Forfeited	(79,500)	$0.30	-	(1,007,289)	$0.30	-
Outstanding, end of period	468,993	$1.04	0.6	4,212,169	$0.38	0.5

The following warrants were outstanding and exercisable at September 30, 2025:

Number of warrants outstanding	Exercise Price	Expiry Date	Weighted average life (years)
468,993	$1.04	May 17, 2026	0.6
468,993	$1.04		0.6

Refer to the Share Capital Issued section for warrants valuation and details.

11

American Eagle Gold Corp.

Notes to the Condensed Consolidated Interim Financial Statements

For the three and nine months ended September 30, 2025 and 2024

(Unaudited - Expressed in Canadian dollars)

12. RELATED PARTY TRANSACTIONS

Key management personnel compensation

Key management includes directors and officers. The remuneration of the key management of the Company during the three and nine months ended September 30, 2025, and 2024 was as follows:

	Three months ended		Nine months ended
	September 30,		September 30,
For the periods ended	2025	2024	2025	2024
Geological consulting included in exploration expenses	$-	$-	$-	$-
Management and consulting fees	110,206	103,203	352,144	306,159
Share-based compensation	134,137	385,202	982,723	671,202
	$244,343	$488,405	$1,334,867	$977,361

Standard Ore Corporation (“Standard Ore”) is controlled by a director of the Company. Standard Ore provides corporate and administrative services to the Company. For the three and nine months ended September 30, 2025, Standard Ore charged the Company $30,000 and $90,000, respectively, of management fees, which is included in the amounts in the above chart (three and nine months ended September 30, 2024: $30,000 and $90,000, respectively).

The following are the balances due (to) related parties as at September 30, 2025 and December 31, 2024:

As at	September 30, 2025	December 31, 2024
Due (to) Standard Ore Corporation	$(833)	$(833)
Due (to) XXIX Metal Corp	-	(239)
	$(833)	$(1,072)

All of the amounts are unsecured, non-interest bearing with no fixed terms of repayment.

As at September 30, 2025, the Company held 3,000,000 common shares of Orecap Invest Corp at a fair value of $255,000 (December 31, 2024: 3,000,000 common shares - $195,000) based on the quoted market price of the Orecap’s shares. The Company has directors in common with Orecap.

A person related to a director of the Company provided services to the Company totalling $3,500 and $10,300, respectively, for the three and nine months ended September 30, 2025 (three and nine months ended September 30, 2024: $2,900 and $8,700, respectively).

A company controlled by a director of the Company provided consulting services totalling $nil and $21,500, respectively, for the three and nine months ended September 30, 2025 (three and nine months ended September 30, 2024: $nil and $nil, respectively).

13.	COMMITMENTS AND CONTINGENCIES

(i) Flow-through common shares require the Company to spend an amount equivalent to the proceeds of the issued flow-through common shares on Canadian qualifying exploration expenditures. As at September 30, 2025 the Company is has completed its spending committments. Certain interpretations are required to assess the eligibility of flow-through expenditures that if changed, could result in the denial of renunciation.

The Company has indemnified the subscribers of the flow-through share offerings against any tax-related amounts that become payable by the shareholder as a result of the Company not meeting its expenditure commitments.

(ii) The Company’s exploration activities are subject to various federal and provincial laws and regulations governing the protection of the environment. These laws and regulations are continually changing and generally becoming more restrictive. The Company has made, and expects to make in the future, expenditures to comply with such laws and regulations.

(iii) The Company is party to certain contracts and agreements. These contracts require additional payments of up to approximately $320,000 upon the occurrence of terminations and $850,000 upon change of control. As a triggering event has not taken place, these amounts have not been recorded in these consolidated financial statements.

12

American Eagle Gold Corp.

Management’s Discussion and Analysis

For the three and nine months ended September 30, 2025

November 28, 2025

(Expressed in Canadian Dollars)

Management’s Discussion and Analysis for the three and nine months ended September 30, 2025

The following interim management’s discussion and analysis (“Interim MD&A”) of American Eagle Gold Corp. (“American Eagle”, the “Corporation”, or the “Company”) for the three and nine months ended September 30, 2025 has been prepared to provide material updates to the business operations, liquidity and capital resources of the Company since its last annual management’s discussion and analysis for the year ended December 31, 2024 (“Annual MD&A”). This Interim MD&A does not reflect any non-material events since the date of the Annual MD&A.

For the purposes of preparing this Interim MD&A, management, in conjunction with the board of directors of the Company (the Board), considers the materiality of information. Information is considered material if: (i) such information results in, or would reasonably be expected to result in, a significant change in the market price or value of the Company’s common shares; (ii) there is a substantial likelihood that a reasonable investor would consider it important in making an investment decision; or (iii) it would significantly alter the total mix of information available to investors. Management, in conjunction with the Board, evaluates materiality with reference to all relevant circumstances, including potential market sensitivity.

This Interim MD&A should be read in conjunction with the Company’s Annual MD&A, audited annual consolidated financial statements for the year ended December 31, 2024, together with the notes thereto, and unaudited condensed interim financial statement for the three and nine months ended September 30, 2025, together with the notes thereto.

Results are reported in Canadian dollars (“$”), unless otherwise noted. The Company’s unaudited condensed interim financial statements have been prepared in accordance with International Financial Reporting Standards (“IFRS®”) issued by the International Accounting Standards Board (“IASB”) and interpretations of the IFRS Interpretations Committee (“IFRIC”). The unaudited condensed interim financial statements have been prepared in accordance with International Standard 34, Interim Financial Reporting.

This Interim MD&A has been prepared with reference to the MD&A disclosure requirements established under National Instrument 51-102 Continuous Disclosure Obligations (NI 51-102) of the Canadian Securities Administrators. Additional information regarding American Eagle is available on its website at www.americaneaglegold.ca or through the Company’s SEDAR profile available at www.sedarplus.ca. However, the information on the website is not in any way incorporated in or made a part of this Interim MD&A. This Interim MD&A has been prepared as of November 28, 2025.

Scientific and Technical Information

Mark Bradley, B.Sc, M.Sc., P.Geo., a Certified Professional Geologist and Qualified Persons as defined by NI 43-101, has reviewed and approved the scientific and technical content contained in this MD&A.

Corporate Overview and Update

American Eagle was incorporated under the Business Corporations Act (Canada) on September 22, 2018. The Company’s head office is located at Suite 1102, 141 Adelaide Street W., Toronto, Ontario, M5H 3L5.

The Company’s principal business is the acquisition and exploration of mineral properties. To date, the Company has not earned revenue as it is in the exploration stage. The ability of the Company to carry out its business plan rests with its ability to secure equity and other financing.

Core Business Strategy

American Eagle Gold is focused on exploring gold and copper deposits in North America. Its flagship project is the wholly-owned NAK copper-gold porphyry project property located in west-central British Columbia, Canada. The Company benefits from a strong treasury, bolstered by strategic investments from Teck Resources and South32 Ltd. over the past two years.

The NAK Project is in the Babine copper-gold porphyry district of Central British Columbia. Historical drilling at NAK revealed a large near-surface copper-gold system measuring over 1.5 km x 1.5 km. Historical exploration was limited to shallow depths, averaging 170 m. Drilling completed by American Eagle in 2022, 2023, and 2024 returned significant intervals of high-grade copper-gold mineralization that reached beyond and much deeper than the historical drilling, indicating that zones of near-surface and deeper mineralization, locally with considerably higher grades, exist within the broader NAK property mineralizing system. In 2025, the Company plans an extensive drill campaign of approximately 30,000 meters, targeting key mineralized zones and newly identified geophysical anomalies within and around the Babine porphyry stock.

Management’s Discussion and Analysis for the three and nine months ended September 30, 2025

The NAK property is road accessible, and many target areas coincide with forest industry clear cuts. Drilling can be completed year-round, and helicopter support is currently only required for certain isolated targets. The NAK property is 85 kilometers from Smithers, BC, occurs in the Babine copper-gold porphyry district of west-central British Columbia, and is close to nearby Babine district past producing mines (Bell, Granisle). It is defined by a compelling geophysical signature that has similarities to classic porphyry systems (e.g. close association of airborne magnetic highs with annular IP chargeability highs).

Corporate Updates

In January 2025, substantially all the outstanding 2025 warrants were exercised, resulting in the only existing warrants left within the Company being approximately 470,000 finders’ warrants with a strike price $1.04 expiring on May 17, 2026.

In March 2025, the Company completed its 100% earn in at NAK following the issuance of 1,000,000 common shares as the final option payment.

In May 2025, the Company announced the sale of two-thirds of the 3% net smelter royalty (“NSR”) it held on the Kuta Ridge Gold Project in Papua New Guinea in exchange for 500,000 shares of the Company, which will be extinguished on closing. The Company will continue to hold a 1% NSR on the Kuta Ridge Gold Project.

In September 2025, South32 Limited (“South 32”) exercised its 'top-up right' to maintain its 19.9% equity interest in the Company, following share issuances related to the acquisition of the NAK copper-gold project and the exercise of warrants from the January 2023 financing. South32’s top up financing, was completed through the issuance of 1,156,000 charity flow-through common shares (“Charity FT Share”) at C$0.71 per Charity FT Share for aggregate gross proceeds of approximately $820,000. South32 participated as an end buyer in the financing and purchased the shares from the initial subscriber of Charity FT Shares at a discount to the issue price. For further details refer to news release dated on September 12, 2025.

Current Exploration Activities:

Drilling to date for the 2025 season has totaled approximately 27,500 m as of November 15th, and had successfully expanded upon the footprint of mineralization defined in the 2022-2024 exploration seasons, as well as discovered new zones of mineralization to the east, and south east of the main zone, with current drilling aiming to link these zones with the main trend.

Mineral Exploration Project and Current Period Update

NAK, British Columbia

About NAK:

The NAK Project is in the Babine copper-gold porphyry district of Central B.C. The poorly exposed NAK porphyry system was first recognized and initially drilled in the 1960’s, and that early work revealed a large near-surface copper-gold system with dimensions exceeding 1.5 km x 1.5 km. Further historical drilling was undertaken in a number of programs in the intervening decades, but was limited to shallow depths, with the nearly 80 holes drilled prior to 2022 averaging only 170 m in depth. In 2022, 2023 and 2024, American Eagle's drill programs explored deeper along a N-S trend in the west-central part of this large system, intersecting significant copper and gold mineralization below, and marginal to, the best of the shallow historically defined mineralized zones. Very strong results from the 2023 drill program, including intervals exceeding 500m of bornite-chalcopyrite-chalcocite mineralization, have been intersected along a zone that possesses a distinct IP chargeability and resistivity signature. This zone underpins the significant exploration potential which remains at NAK, however it is just one part of a large and underexplored system that includes an undrilled geophysical trend to the east of, and mirroring the trend that which hosts the zone targeted by the Company in the past two seasons. An aggressive drill program is underway for 2025, with the goals of further defining and expanding near-surface mineralization, enhancing the project's economic potential. In addition, the Company plans to continue to explore, through focused geophysics and scout drilling, little-tested parts of this large porphyry system.

Management’s Discussion and Analysis for the three and nine months ended September 30, 2025

Exploration on the NAK property dates back to the mid-1960s, and more than $9 million had been spent prior to American Eagle’s exploration programs.

Historical Exploration

•	1964-1971: Noranda Exploration completed soil and geophysical surveying and 28 BQ holes for 1837m.

•	1973: Ducanex Resources conducted geophysical and geochemical surveying and 480m in 8 holes.

•	1993-1997: Hera Resources carried out IP and magnetic surveying and drilled 71 BQ holes for 13,311m. No core retained.

•	2008: Copper Ridge completed soil, IP and magnetic surveying and 1,265m in 5 NQ holes. Core retained and stored in Smithers.

•	2010-2014: Copper Ridge and Redtail Metals completed a helicopter ZTEM and magnetic survey comprising 1,083 line-km and ground IP and magnetics.

•	2016-2019: Generation Mining re-logging B08-04 holes, preliminary metallurgy and several generations of soil sampling.

•	2021: NAK Mining digitized, analyzed, reinterpreted and modelled all historical data for the first time on this property. Independent geophysical and geochemical analysis was completed for historical data. The company recently applied for a five-year, multi-hole drill permit.

In total from 1964 to 2021, 105 diamond holes were completed for 18,475m, averaging 175m in length and to an average vertical depth of 150m. However, only four holes were drilled below 300m vertically and failed to test the top of the coincident magnetic and ZTEM anomaly, which starts at a depth of 500-600m.

The NAK property has excellent logistical advantages and can be accessed via well-maintained forest production roads from Topley Landing. The NAK copper-gold porphyry deposit occurs in the Stikine Island Arc Terrane, which hosts many copper porphyry deposits in British Colombia. In addition, NAK is associated with Babine Intrusive Suite, which is Eocene age and locally hosts the Bell, Morrison, Granisle, Hearne Hill and Dorothy/Duke copper-gold deposits.

Exploration by the Company

Exploration by the Company commenced on August 15th, 2022, and has continued each spring-summer season since.

2022: One drill rig was mobilized on August 15th, 2022, with a program of deep, vertically oriented holes, testing along the inferred western margin of the porphyry stock, within the broader IP chargeability Halo, and following up deep resistivity targets defined by the 2021 geophysical re-interpretation. The program consisted of 7 drill holes, for a total of 5,972 m, and was successful in testing the historical north zone and south zone, as well centrally, between the historically defined zones. Compelling mineralization was discovered near surface in NAK22-01, returning over 102 m of 1.19% CuEq in the South Zone, as well as at depth in NAK22-04, which returned 185 m of 0.75 CuEq, below the historically defined north zone.

2023: For the 2023 Program, one drill rig was mobilized in early June 2023. The program was designed to follow up the better-than-expected mineralization from 2022 and expand upon the known mineralized footprint. 10 holes were drilled for a total of 7,883 m. The 2023 program was highly successful in extending the south zones mineralized footprint and intersected a new zone of deeper mineralization to the west of the south zone. The strongest hole from 2023 targeted this new mineralization, with NAK23-17 returning 771 m of 0.61% CuEq from surface, including 302 m of 1.09% CuEq from 167 – 469 m.

Management’s Discussion and Analysis for the three and nine months ended September 30, 2025

2024: The 2024 program commenced in mid-May with two drill rigs, and consisted of 21 drill holes and a total of 16,283 m. The program was designed to systematically test the central zone between the better-defined north and south mineralized zones, and to extend the defined zones to the north and south. A zone of strong mineralization was found at depth in all holes drilled to the west of the porphyry stock, defining a steeply dipping mineralized envelope that flanks the western margin of the Babine Stock. Additionally, a newly discovered mineralized intrusive phase was encountered in the two northern most holes, NAK24-35, and NAK24-38, which consisted of strongly sericite-clay altered seriate textured dykes, with consistent disseminated bornite, representing a compelling follow up target. By the end of the 2024 program, a mineralized zone extending over 1.1 km from north to south, and up to 600 m east to west had been delineated and is open to expansion as of the start of the 2025 season.

2025 Exploration Program

Since commencing the current drill program on May 25, 2025 to November 28, 2025, the Company has completed over 27,500 meters of drilling toward its 30,000-meter target. Drilling has resulted in significant expansion of the mineralized South Zone, primarily to the south and east. Holes NAK25-41, -44, -48, -49, -50, and -52 were strategically oriented to intersect key veining and stratigraphic controls, contributing both step-out and infill data to support ongoing geological modelling. For further details refer to news release dated on September 23, 2025.

Based on ongoing data collection, the Company’s geologists are continuously refining the geological model to improve the interpretation of mineralization controls and to support the efficient planning of future drill holes.

As of November 28, 2025, Phase Two of the 2025 exploration program is ongoing. Multi-directional drill pads have been constructed at priority sites targeting geophysical and geochemical anomalies. A third drill rig, mobilized in the last week of August, has increased production, and allowed the company to test helicopter accessed targets well outside the main trend of mineralization.

Management’s Discussion and Analysis for the three and nine months ended September 30, 2025

South Zone Expansion

As reported earlier, recent assay results from the South Zone confirm both grade continuity and potential for expansion. Highlights include 644 meters of 0.50% CuEq from surface, including 387 meters of 0.61% CuEq in NAK25-41, and 487 meters of 0.35% CuEq from surface, including 207 meters of 0.57% CuEq from surface, extending surface mineralization approximately 100 metres to the south. Mineralization in these holes is hosted within densely veined sedimentary, volcanic, and intrusive units. Copper and gold grades correlate closely with the intensity of quartz-chalcopyrite ± bornite stockwork veining and late epithermal veining.

These results support the current geological interpretation that the interplay of stratigraphy and dyking controls mineralization. Potential remains for additional higher-grade domains at surface, at depth, and around the South Zone. Step-out drilling completed to date has begun to outline a broader mineralized envelope, which will guide targeting in the ongoing drill program.

Phase Two of Drilling the Expansion Zones and Key Targets

Phase Two of American Eagle’s 2025 exploration program is now underway. The construction of multi-directional drill pads at strategic locations commenced on August 15, following the arrival of crews to staff the helicopter supported third drill rig on August 30. These sites are designed to test geophysical and geochemical anomalies identified by the Company’s geologists in collaboration with geologists from South32., with the goal further evaluating the extent of mineralization across the Babine igneous suite via bold step-out holes. The helicopter-supported drilling has focused on the Northeast, East, and Southeast Expansion Zones (highlighted in pink in the figure above), with specific hole locations subject to refinement as new data is collected and interpreted.

Key Targets of the Expansion Zones

Northeast Expansion Zone

Planned drilling in this zone will follow up on east-northeast–trending, steeply dipping chalcopyrite-mineralized dykes intercepted in 2024 and 2025 by stepping north to test them at an optimal orientation and to identify additional mineralized structures.

East Expansion Zone

Drilling in this zone is designed to follow up on historical holes 95-35, -38, 96-44, -45, and -68, as well as geochemical anomalies identified through historical and 2024 soil sampling programs, which returned assay values of up to 1,180 ppm Cu and 0.29 g/t Au. Notably, hole 95-35 intersected 0.108% Cu and 0.10 g/t Au over 276.4 metres, suggesting the potential for higher-grade mineralization approximately 1.25 km east of the main drill trend, on the eastern margin of the Babine stock. Building on this historical dataset, the East Expansion Zone will leverage additional geophysical surveys to refine targets within and around the Babine porphyry, with scout drilling planned to test these areas.

Southeast Expansion Zone

Drilling in this zone follows up on NAK23-09, which intersected 117 meters grading 0.40% CuEq from surface within a broader interval of 638.4 meters at 0.22% CuEq. These anomalous copper and gold values indicate potential for a broader mineralized system. Targets have been refined using the current geological interpretation, geophysical surveys, geochemical sampling, and detailed geological mapping, enhancing confidence in drill placement and increasing the likelihood of intersecting higher-grade domains.

The Far South Expansion holes are planned with South 32 and will test a prospective zone identified by the 2025 magnetic survey, aimed to test for separate centers of mineralization approximately 2.5 km to the southeast of the main target areas.

Management’s Discussion and Analysis for the three and nine months ended September 30, 2025

Key Targets Within the Main Zone

North Zone:

•	Historically defined by near-surface vein and disseminated chalcopyrite mineralization in sedimentary rocks.

•	Expanded in 2022–2023 to include deeper bornite-rich conglomerate and monzonite dykes.

•	2024 drilling extended the zone northeast, encountering broad intervals of seriate-textured dykes with disseminated bornite.

Central Zone:

•	The Central Zone links the historical North and South zones. It returned significant intercepts at depth in all of American Eagle’s 2022-24 drilling, but little systematic drilling has been undertaken to date at shallower depths, up-dip of those intersections.

South Zone:

•	Hosts a large-scale gold-rich quartz stockwork mineralized body at surface.

•	Drilling will link the mineralized conglomerate intersected in NAK24-17 and -31 with the broader South Zone.

Exploration Beyond Drilling

The 2025 program incorporates several non-drilling initiatives that will enhance the project.

•	Metallurgical Studies: Testing targeted drill core to assess recovery characteristics across different mineralization styles.

•	Core Retrieval: Historical drill core (predating American Eagle) for drill holes with significant shallow Main Zone intersections is stored on the NAK property and appears to be in good shape. The Company will relog and resample this core to incorporate it into its model.

•	Timber Harvesting: Collaborating with local logging groups and the Lake Babine First Nation to manage previously permitted logging blocks, improving access to remote parts of the property.

Commitment to Community and Sustainability

American Eagle is committed to strong relationships with local stakeholders, including the Lake Babine Nation, provincial authorities, and local contractors. The Company prioritizes transparent communication and collaboration as exploration advances.

Management’s Discussion and Analysis for the three and nine months ended September 30, 2025

Review of Operations for the THREE AND NINE MONTHS ended SEPTEMBER 30, 2025 and 2024

Three months ended September 30, 2025 and 2024

For the three months ended September 30, 2025, the Company incurred total expenses of $4.3 million. This represents a decrease in expense of $0.7 million compared to the total expenses of $5.1 million in the prior year period. The decrease was due to a decrease in exploration and evaluation expenditures at NAK, coupled with decreased share-based compensation.

For the period ended	September 30, 2025	September 30, 2024	Change
EXPENSES
Exploration and evaluation expenses	$4,200,403	$4,344,541	$(144,138)
Transfer agent, filing fees and shareholder communications	31,021	49,417	(18,396)
Management and consulting fees	115,346	135,927	(20,581)
Professional fees	10,390	31,410	(21,020)
Share-based compensation	179,508	608,430	(428,922)
Office, general and administrative	40,468	20,846	19,622
Amortization	16,895	3,277	13,618
Accretion Expense	11,499	-	11,499
Unrealized (gain) loss on investment	(45,000)	-	(45,000)
Interest income	(223,149)	(132,103)	(91,046)
TOTAL EXPENSES	$4,337,381	$5,061,745	$(724,364)

•	Exploration expenses before mining tax credits was $5.5 million in the current year period, the exploration expenses net of tax credits was $4.2 million. Gross expenditures increased by $1.2 million, which was due to a larger drill program in the current year including a third drill.

•	Share-based compensation decreased as a result of the timing and quantum of options issued and the resulting vesting period.

•	Unrealized (gain) loss on investment represents the revaluation of publicly listed securities and reflects the change in the market value during the current period.

•	Interest income increased as a result of more funds on hand.

Management’s Discussion and Analysis for the three and nine months ended September 30, 2025

Nine months ended September 30, 2025 and 2024

For the nine months ended September 30, 2025, the Company incurred total expenses of $8.4 million. This represents an increase in expense of $0.5 million compared to the total expenses of $7.9 million in the prior year period. The increase was due to the increase in exploration and evaluation expenditures at NAK and increased share-based compensation, partially offset by higher interest and other income.

For the period ended	September 30, 2025	September 30, 2024	Change
EXPENSES
Exploration and evaluation expenses	$7,300,131	$6,489,980	$810,151
Transfer agent, filing fees and shareholder communications	135,400	194,286	(58,886)
Management and consulting fees	394,234	397,652	(3,418)
Professional fees	124,428	71,824	52,604
Share-based compensation	1,290,586	1,004,430	286,156
Office, general and administrative	144,910	111,232	33,678
Amortization	46,147	4,370	41,777
Accretion Expense	26,219	-	26,219
Unrealized (gain) loss on investment	(60,000)	(75,000)	15,000
Interest income	(731,712)	(312,896)	(418,816)
Other income	(285,000)	-	(285,000)
TOTAL EXPENSES	$8,385,343	$7,885,878	$499,465

•	Exploration expenses before mining tax credits was $8.6 million in the current year period, the exploration expenses net of tax credits was $7.3 million. Gross expenditures increased by $2 million, which was due to a larger drill program in the current year that started in May 2025 as well as the addition of a third drill in the third quarter.

•	Transfer agent, filing fees, and shareholder communications expenses decreased due to decreased capital market related activities in the current period.

•	Share-based compensation increased as a result of the timing and quantum of options issued and the resulting vesting period.

•	Unrealized (gain) loss on investment represents the revaluation of publicly listed securities and reflects the change in the market value during the current period.

•	Interest income increased as a result of more funds on hand.

•	Other income in the period was a result of the partial sale of the Kuta Ridge royalty for common shares of the Company which were subsequently cancelled.

Management’s Discussion and Analysis for the three and nine months ended September 30, 2025

Summary of Quarterly Results

The following is a summary of American Eagle’s financial results on a quarterly basis for the last eight quarters:

	September 30, 2025	June 30, 2025	March 31, 2025	December 31, 2024
Total assets	$32,953,969	$36,180,523	$36,935,136	$36,654,794
Total liabilities	1,987,185	1,742,363	1,427,851	1,456,090
Total shareholders’ equity	30,680,579	34,438,160	35,507,285	35,198,704
Total revenue	-	-	-	-
Total expenses	4,337,381	2,488,843	1,559,119	2,381,778
Net loss before taxes	(3,937,089)	(1,941,843)	(1,441,119)	(1,955,604)
Basic and diluted net (loss) per share	$(0.02)	$(0.01)	$(0.01)	$(0.02)

	September 30, 2024	June 30, 2024	March 31, 2024	December 31, 2023
Total assets	$10,149,316	$13,975,942	$6,202,246	$4,714,319
Total liabilities	2,848,144	3,497,403	1,123,124	1,191,077
Total shareholders’ equity	7,301,172	10,478,539	5,079,122	3,523,242
Total revenue	-	-	-	-
Total expenses	5,061,745	2,353,080	471,053	2,525,753
Net loss before taxes	(3,786,798)	(1,717,807)	(394,476)	(2,249,953)
Basic and diluted net (loss) per share	(0.03)	$(0.01)	$(0.00)	$(0.02)

There are no known trends in the expenditures incurred by the Company. Total assets and shareholders’ equity have fluctuated based on the timing of equity financing activities, offset by the execution of exploration and evaluation programs. Total expenses have fluctuated based on the timing of carrying out exploration and evaluation programs which is dependent on the timing of permits and availability of contractors to carry out the planned work.

Liquidity and Financial Condition

Due to the nature of the junior mineral exploration business, the Company relies upon external financing to fund its ongoing business activities. Financing options are continually being evaluated and pursued by the Company, such as the issuance of share capital and/or debt financing. The Company’s ability to continue as a going concern is dependent upon financing arrangements for its business activities. As with any business in this industry, there are uncertainties associated with its ability to raise additional financing through private placements, or other sources to fund these activities. As such, the Company is subject to liquidity risks.

As at September 30, 2025, the Company had working capital of $30.3 million compared to December 31, 2024 when it had a working capital of $35.8 million excluding the flow-through liability. As at September 30, 2025, the Company had $32.3 million in current assets, a decrease of $4.1 million compared to December 31, 2024. As at September 30, 2025, the Company’s current liabilities totaled $2.0 million, and long-term liabilities totaled $0.3 million.

The Company had a cash balance of $30.5 million as at September 30, 2025, a decrease of $5.4 million from $35.9 million as at December 31, 2024. In the nine months ended September 30, 2025, cash used in operating activities was $7.5 million compared to $6.0 million in the prior year period. Cash provided by financing totaled $2.0 million due to exercised warrants and flow through financing, compared to $11.0 million in the prior year period.

Management’s Discussion and Analysis for the three and nine months ended September 30, 2025

Key management personnel compensation

Key management includes directors and executive officers. The remuneration of the key management of the Company during the three and nine months ended September 30, 2025 and 2024 was as follows:

	Three months ended September 30,		Nine months ended September 30,
For the period ended	2025	2024	2025	2024
Management and consulting fees	$110,206	$103,203	$352,144	$306,159
Share-based payments	134,137	385,202	982,723	671,202
	$244,343	$488,405	$1,334,867	$977,361

Standard Ore is controlled by a director of the Company. Standard Ore provides corporate and administrative services to the Company. For the three and nine months ended September 30, 2025, Standard Ore charged the Company $30,000 and $90,000, respectively, of management fees, which is included in the amounts in the above chart (three and nine months ended September 30, 2024: $30,000 and $90,000, respectively).

The following is the balance due to related party:

As at	September 30, 2025	December 31, 2024
Due (to) Standard Ore Corp	$(833)	$(833)
Due (to) XXIX Metal Corp	-	(239)
Total	$(833)	$(1,072)

All of the amounts are unsecured, non-interest bearing with no fixed terms of repayment.

As at September 30, 2025, the Company held 3,000,000 common shares of Orecap Invest Corp at a fair value of $255,000 (December 31, 2024 – 3,000,000 common shares - $195,000) based on the quoted market price of the Orecap’s shares. The Company has directors in common with Orecap.

A person related to a director of the Company provided services to the Company totaling $3,500 and $10,300, respectively, for the three and nine months ended September 30, 2025 (three and nine months ended September 30, 2024: $2,900 and $8,700, respectively).

A company controlled by a director of the Company provided consulting services totalling $nil and $21,500, respectively, for the three and nine months ended September 30, 2025 (three and nine months ended September 30, 2024: $nil and $nil, respectively).

Financial Instruments

The Company is exposed in varying degrees to a variety of financial instrument related risks. The type of risk exposure and the way in which such exposure is managed is provided as follows:

Fair value of financial instruments

The fair value of financial instruments approximates their carrying value due to the short-term maturity of these instruments. As at September 30, 2025 and 2024, the Company’s investment is classified as Level 1 in the fair value hierarchy.

Management’s Discussion and Analysis for the three and nine months ended September 30, 2025

Credit risk

Credit risk is the risk that one party to a financial instrument will fail to discharge an obligation and cause the other party to incur a financial loss. Amounts receivable are due from the Government of Canada and related party and the Company believes the risk of loss related to these is remote. The Company’s exposure to credit risk is on its cash held in bank accounts. Cash is held with major banks in Canada. Management assesses the credit risk of cash and related party receivable as remote.

Liquidity risk

Liquidity risk is the risk that the Company will not be able to meet its financial obligations as they fall due. The Company strives to ensure that there are sufficient funds to meet its short-term business requirements, taking into account its anticipated cash flows from operations and its holdings of cash. The Company’s accounts payable and accrued liabilities generally have contractual maturities of less than 30 days and are subject to normal trade terms. In the long-term, the Company may have to issue additional equity to ensure there is sufficient capital to meet long-term objectives.

Currency and interest rate risk

The Company is exposed to foreign currency risk on financial assets and liabilities that are denominated in a currency other than the Canadian dollar. The currencies giving rise to this risk are the US dollar.

Market price risk

The Company was exposed to market risk relating to its investment and unfavourable market conditions could result in dispositions of its investment at less than favourable prices. The Company’s investment is comprised of a publicly traded corporation. The Company’s investment is subject to fair value fluctuations. As at September 30, 2025, if the fair value of the investments fluctuated by 10% all other factors held constant, consolidated net loss would change by approximately $26,000 (September 30, 2024 - $8,000) based on the value of the investment as at September 30, 2025.

Classification of financial instruments

Financial assets and liabilities included in the statement of financial position are as follows:

	September 30, 2025	December 31, 2024
Financial assets at amortized cost
Cash	$30,451,505	$35,929,619
Financial assets at FVPL
Investment in Orecap	255,000	195,000
	$30,706,505	$36,124,619

	September 30, 2025	December 31, 2024
Financial liabilities at amortized cost
Accounts payable and accrued liabilities	$1,937,669	$629,018
Due to related party	833	1,072
Lease obligation	334,888	-
	$2,273,390	$630,090

Management’s Discussion and Analysis for the three and nine months ended September 30, 2025

Capital Management

The Company’s objectives when managing capital are to safeguard the Company’s ability to continue as a going concern, so that it can provide returns to shareholders and benefits to other stakeholders. The Company considers the items included in equity as capital. The Company manages the capital structure and adjusts it in light of changes in economic conditions and the risk characteristics of the underlying assets. In order to maintain or adjust the capital structure, the Company may issue new shares through equity offerings or return capital to shareholders.

There can be no assurance that the Company will be successful in its efforts to arrange additional financing, if needed, on terms satisfactory to the Company. Management reviews its capital management approach on an ongoing basis and believes that this approach, given the relative size of the Company, is reasonable. There were no changes in the Company’s approach to capital management in the period.

Equity Securities Issued and Outstanding

As at November 28, 2025:

172,877,287 common shares issued and outstanding

19,300,000 stock options outstanding

468,993 warrants outstanding

Corporate Governance Matters

The Company has an independent audit committee and a compensation committee that meets periodically as required to review and approve financial statements and to approve management compensation.

Commitments and Contingencies

(a) The Company’s exploration activities are subject to various federal and state laws and regulations governing the protection of the environment. These laws and regulations are continually changing and generally becoming more restrictive. The Company has made, and expects to make in the future, expenditures to comply with such laws and regulations.

(b) Flow-through common shares require the Company to spend an amount equivalent to the proceeds of the issued flow-through common shares on Canadian qualifying exploration expenditures. Certain interpretations are required to assess the eligibility of flow-through expenditures that if changed, could result in the denial of renunciation. The Company has indemnified the subscribers of current and previous flow-through share offerings against any tax-related amounts that become payable by the shareholder as a result of the Company not meeting its expenditure commitment.

(c) The Company is party to certain management agreements. These contracts require additional payments of up to approximately $320,000 upon the occurrence of employee terminations and $850,000 upon change of control. As a triggering event has not taken place, the contingent payments have not been reflected in these consolidated financial statements.

Off Balance Sheet Arrangements

The Company has no off-balance sheet arrangements.

Risks and Uncertainties

American Eagle’s business of exploring mineral resources involves a variety of operational, financial and regulatory risks that are typical in the natural resource industry. The Company attempts to mitigate these risks and minimize their effect on its financial performance, but there is no guarantee that the Company will be profitable in the future.

Management’s Discussion and Analysis for the three and nine months ended September 30, 2025

Capital Requirements

The Company will require significant capital in order to fund its operating costs and to explore and develop any project. American Eagle has no revenues and is wholly reliant upon external financing to fund all of its capital requirements. American Eagle will require additional financing from external sources to meet such requirements. There can be no assurance that such financing will be available to American Eagle or, if it is, that it will be offered on acceptable terms. If additional financing is raised through the issuance of equity or convertible debt securities of American Eagle, the interests of shareholders in the net assets of American Eagle may be diluted. Any failure of American Eagle to obtain financing on acceptable terms could have a material adverse effect on American Eagle’s financial condition, prospects, results of operations and liquidity and require American Eagle to cancel or postpone planned capital investments.

Dependence on Mineral Exploration Projects

Any adverse development affecting the progress of the Company’s exploration projects such as, but not limited to, obtaining financing on commercially suitable terms, hiring suitable personnel and contractors, or securing supply agreements on commercially suitable terms, may have a material adverse effect on the Company and its business or prospects.

Metal Prices

The development and success of any project of the Company will be primarily dependent on the future spot prices of copper and gold (and other metals). The copper and gold spot prices, like any other commodity, is subject to significant fluctuation and is affected by a number of factors, which are beyond the control of the Company. Such factors include, but are not limited to, interest rates, exchange rates, inflation or deflation, fluctuation in the value of the United States dollar and foreign currencies, global and regional supply and demand, and the political and economic conditions of major copper and gold-producing countries throughout the world. Future serious copper or gold price declines could cause any future development of and commercial production from the Company's projects to be impracticable.

Government Regulation, Permits and Licenses

The Company’s mineral exploration and potential development activities are subject to various laws governing prospecting, mining, development, production, taxes, labour standards and occupational health, mine safety, toxic substances, land use, water use, land claims of local people and other matters. No assurance can be given that new rules and regulations will not be enacted or that existing rules and regulations will not be applied in a manner which could limit or curtail exploration, development or production. Many of the mineral rights and interests of the Company are subject to government approvals, licenses and permits. Such approvals, licenses and permits are, as a practical matter, subject to the discretion of the applicable governments or governmental officials. No assurance can be given that the Company will be successful in maintaining any or all of the various approvals, licenses and permits in full force and effect without modification or revocation. To the extent such approvals are required and not obtained; the Company may be curtailed or prohibited from continuing or proceeding with planned exploration or development of mineral projects.

Where required, obtaining necessary permits and licenses can be a complex, time consuming process and the Company cannot assure that required permits will be obtainable on acceptable terms, in a timely manner or at all. The costs and delays associated with obtaining necessary permits and complying with these permits and applicable laws and regulations could stop or materially delay or restrict the Company from proceeding with the development of an exploration project or the operation or further development of a mine. Any failure to comply with applicable laws and regulations or permits, even if inadvertent, could result in interruption or closure of exploration, development or mining operations or material fines, penalties or other liabilities. Failure to comply with applicable laws, regulations and permitting requirements may result in enforcement actions thereunder, including orders issued by regulatory or judicial authorities causing operations to cease or be curtailed, and may include corrective measures requiring capital expenditures, installation of additional equipment, or remedial actions. Parties engaged in mining operations or in the exploration or development of mineral projects may be required to compensate those suffering loss or damage by reason of such mining activities, and may have civil or criminal fines or penalties imposed for violations of applicable laws or regulations. Amendments to current laws and regulations governing operations or more stringent implementation thereof could have a substantial adverse impact on the Company and cause increases in exploration expenses, capital expenditures or production costs or reduction in levels of production at producing projects or require abandonment or delays in development of new mining projects.

Management’s Discussion and Analysis for the three and nine months ended September 30, 2025

Rights or Claims of Indigenous Groups and the Assertion of such Rights or Claims

Within Canada, the Company currently operates in areas currently and/or traditionally inhabited or used by Indigenous peoples and is subject to Indigenous rights, including treaty rights, and in the future may operate in or explore within additional such areas. Operating in areas subject to Indigenous rights or claims triggers various international and national laws, codes, resolutions, conventions, guidelines, and impose obligations on both governments and the Company with respect to the rights of Indigenous people.

Pursuant to section 35 of The Constitution Act, 1982, the Federal and Provincial Crowns have a duty to consult Aboriginal peoples and, in some circumstances, a duty to accommodate if the Crown’s decision could adversely affect potential or established Aboriginal rights or treaty rights. The Crown cannot delegate their duty to consult; however, they can delegate the procedural aspects of consultation to proponents as part of the process to acquire mining rights, permits, approvals or other authorizations. The importance of meaningful engagement with Indigenous communities in Canada has gained prominence in the wake of various court decisions across the country that have resulted in expectations related to Indigenous rights and consultation requirements within the context of resource development. These decisions have highlighted the risks for mining companies in Canada who do not have robust and principled Indigenous engagement approaches. Many Indigenous communities have increased their advocacy with respect to claimed entitlements regarding resource development projects within their traditional territories.

Impacts on established rights may require companies to provide accommodations which could include provisions regarding environmental management, employment and training, royalty payments, procurement opportunities, other financial payments and other matters. The Company is continuing its engagement activity with the Indigenous communities in the vicinity its activities.

In Canada, the nature and extent of Aboriginal rights and title remains the subject of active debate, claims and litigation. In many cases, such claims take a long time to settle, with the potential for extensive delays or other negative impacts on operations and projects, or limited access to certain cultural or historical areas until rights to such properties are clarified. There is no assurance that there will be no such claims on the areas where the Company operates in the future. Also, the impact of any such claim on the Company’s ownership interest cannot be predicted with any degree of certainty and no assurance can be given that a broad recognition of Aboriginal rights in the area in which the Company’s projects are located, by way of a negotiated settlement or judicial pronouncement, would not have a material adverse effect on the Company’s business, financial condition and results of operations.

In addition, there is a general level of concern relating to the perceived effects of mining activities on Indigenous communities both inside and outside of those communities. The evolving expectations related to human rights, Indigenous rights and environmental protection may result in opposition to the Company’s current or future activities. Such opposition may be directed through legal or administrative proceedings against the government or the Company, or expressed in manifestations such as protests, delayed or protracted consultations, blockades or other forms of public expression against the Company’s activities or against the government’s position. There can be no assurance that these relationships can be successfully managed. Intervention by the aforementioned groups may have a material adverse effect on the Company’s business, financial condition and results of operations.

Competition

The mining industry is competitive in all of its phases. The Company faces strong competition from other exploration and mining companies in connection with the acquisition of projects producing or capable of producing, precious and base metals. Many of these companies have greater financial resources, operational experience and technical capabilities than American Eagle. As a result of this competition, American Eagle may be unable to maintain or acquire attractive mining projects on terms it considers acceptable or at all. Consequently, the financial condition and any future revenues and operations of American Eagle could be materially adversely affected.

Management’s Discussion and Analysis for the three and nine months ended September 30, 2025

Exploration, Development and Operational Risk

The exploration for, and development of, mineral deposits involve significant risks that even a combination of careful evaluation, experience and knowledge may not eliminate. While the discovery of an ore body may result in substantial rewards, few projects, which are explored, are ultimately developed into producing mines. Major expenses may be required to locate and establish mineral reserves, to develop metallurgical processes and to construct mining and processing facilities at a particular site. Whether a mineral deposit will be commercially viable depends on a number of factors, some of which are the particular attributes of the deposit, such as size, grade and proximity to infrastructure, metal prices which are highly cyclical, and government regulations including regulations relating to prices, taxes, royalties, land tenure, land use, importing and exporting of minerals and environmental protection. The exact effect of these factors cannot be accurately predicted, but the combination of these factors may result in American Eagle not receiving an adequate return on invested capital.

The Company does not currently operate a mine on any of its projects. There is no certainty that the expenditures made by American Eagle towards the search for, and evaluation of, mineral deposits will result in discoveries of commercial quantities of ore. Mining operations generally involve a high degree of risk. Such operations are subject to all the hazards and risks normally encountered in the exploration for, and development and production of gold and/or copper. Such hazards and risks include unusual and unexpected geologic formations, seismic activity, rock bursts, cave-ins, flooding and other conditions involved in the drilling and removal of material, any of which could result in damage to, or destruction of mines and other producing facilities, damage to life or project, environmental damage and possible legal liability. Milling operations are subject to hazards such as equipment failure or failure of retaining dams around tailings disposal areas which may result in environmental pollution and consequent liability.

Reliance on Management and Key Employees

The success of the operations and activities of American Eagle is dependent to a significant extent on the efforts and abilities of its management, a relatively small number of key employees, outside contractors, experts and other advisors. Investors must be willing to rely to a significant extent on management’s discretion and judgment, as well as the expertise and competence of its key employees, outside contractors, experts and other advisors. American Eagle does not have in place formal programs for succession of management and training of management nor does it have key person insurance on its key employees. The loss of one or more of these persons, if not replaced, could adversely affect American Eagle’s operations and financial performance.

No Assurance of Titles, Boundaries or Approvals

Titles to American Eagle’s projects may be challenged or impugned, and title insurance is generally not available. American Eagle’s mineral projects may be subject to prior unregistered agreements, transfers or claims, and title may be affected by, among other things, undetected defects. In addition, American Eagle may be unable to operate its projects as permitted or to enforce its rights with respect to its projects. American Eagle cannot assure that it will receive the necessary approval or permits to exploit any or all of its mineral projects in the future. The failure to obtain such permits could adversely affect American Eagle’s operations.

Environmental Risks and Hazards

All phases of American Eagle's operations are subject to environmental regulation in the jurisdiction in which it operates. These regulations mandate, among other things, the maintenance of air and water quality standards and land reclamation. They also set forth limitations on the generation, transportation, storage and disposal of solid and hazardous waste. Environmental legislation is evolving in a manner which will require stricter standards and enforcement, increased fines and penalties for non-compliance, more stringent environmental assessments of proposed projects and a heightened degree of responsibility for companies and their officers, directors and employees. There is no assurance that future changes in environmental regulation, if any, will not adversely affect American Eagle's operations. Environmental hazards may exist on the projects in which American Eagle holds interests which are unknown to American Eagle at present and which have been caused by previous or existing owners or operators of the projects.

Management’s Discussion and Analysis for the three and nine months ended September 30, 2025

Uninsured Risks

American Eagle’s business is subject to a number of risks and hazards generally, including adverse environmental conditions, industrial accidents, labor disputes, unusual or unexpected geological conditions, ground or slope failures, cave-ins, changes in the regulatory environment and natural phenomena such as inclement weather conditions, floods and earthquakes. Such occurrences could result in damage to mineral projects or production facilities, personal injury or death, environmental damage to American Eagle's projects or the projects of others, delays in development or mining, monetary losses and possible legal liability. Although American Eagle maintains insurance to protect against certain risks in such amounts as it considers commercially reasonable, its insurance will not cover all of the potential risks associated with its operations. American Eagle may also be unable to maintain insurance to cover these risks at economically feasible premiums. Insurance coverage may not continue to be available or may not be adequate to cover any resulting liability. Moreover, insurance against risks such as environmental pollution or other hazards as a result of exploration is not generally available to American Eagle on affordable and acceptable terms. American Eagle might also become subject to liability for pollution or other hazards which may not be insured against or which American Eagle may elect not to insure against because of premium costs or other reasons. Losses from these events may cause American Eagle to incur significant costs that could have a material adverse effect upon its financial condition and results of operations.

Evaluation of Disclosure Controls and Procedures

Management has established processes to provide them with sufficient knowledge to support representations that they have exercised reasonable diligence to ensure that (i) the consolidated financial statements do not contain any untrue statement of material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it is made, as of the date of and for the periods presented by the unaudited interim condensed consolidated financial statements; and (ii) the consolidated financial statements fairly present in all material respects the financial condition, financial performance and cash flows of the Company, as of the date of and for the periods presented.

In contrast to the certificate required for non-venture issuers under National Instrument 52-109 Certification of Disclosure in Issuers’ Annual and Interim Filings (“NI 52-109”), the Venture Issuer Basic Certificate filed by the Company does not include representations relating to the establishment and maintenance of disclosure controls and procedures (“DC&P”) and internal control over financial reporting (“ICFR”), as defined in NI 52-109. In particular, the certifying officers filing such certificate are not making any representations relating to the establishment and maintenance of: i) controls and other procedures designed to provide reasonable assurance that information required to be disclosed by the issuer in its annual filings, interim filings or other reports filed or submitted under securities legislation is recorded, processed, summarized and reported within the time periods specified in securities legislation; and ii) a process to provide reasonable assurance regarding the reliability of financial reporting and the preparation of unaudited interim condensed consolidated financial statements for external purposes in accordance with the issuer’s generally accepted accounting principles (IFRS).

The Company’s certifying officers are responsible for ensuring that processes are in place to provide them with sufficient knowledge to support the representations they are making in such certificate. Investors should be aware that inherent limitations on the ability of certifying officers of a venture issuer to design and implement on a cost-effective basis DC&P and ICFR as defined in NI 52-109 may result in additional risks to the quality, reliability, transparency and timeliness of interim and annual filings and other reports provided under securities legislation.

Management’s Discussion and Analysis for the three and nine months ended September 30, 2025

Cautionary Note Regarding Forward-Looking Statements

Certain of the statements made and information contained herein is “forward-looking information”. These statements relate to future events or the Company’s future performance. All statements, other than statements of historical fact, may be forward-looking statements. Generally, these forward-looking statements can be identified by the use of forward-looking terminology such as “anticipates”, “plans”, “budget”, “scheduled”, “continue”, “estimates”, “forecasts”, “expect”, “is expected”, “project”, “propose”, “potential”, “targeting”, “intends”, “believes” or variations of such words and phrases or statements that certain actions, events or results “may”, “could”, “would”, “might”, or “will be taken”, “occur” or “be achieved” or the negative connotation thereof. These statements involve known and unknown risks, uncertainties and other factors that may cause actual results or events to differ materially from those anticipated in such forward-looking statements. The Company believes that the expectations reflected in those forward-looking statements are reasonable but no assurance can be given that these expectations will prove to be correct and such forward-looking statements included in this MD&A should not be unduly relied upon by investors as actual results may vary. These statements speak only as of the date of this MD&A and are expressly qualified, in their entirety, by this cautionary statement. In particular, this MD&A contains forward-looking statements, pertaining to the following: capital expenditure programs, development of resources, treatment under governmental and taxation regimes, expectations regarding the Company’s ability to raise capital, expenditures to be made by the Company on its projects and work plans to be conducted by the Company. With respect to forward-looking statements listed above and contained in the MD&A, the Company has made assumptions regarding, among other things:

•      uncertainties relating to receiving exploration permits;

•      the impact of increasing competition;

•      unpredictable changes to the market prices for minerals;

•      exploration and developments costs for its projects;

•      availability of additional financing and opportunities for acquisitions or joint-venture partners;

•      anticipated results of exploration and development activities; and

•      the Company’s ability to obtain additional financing on satisfactory terms.

The Company’s actual results could differ materially from those anticipated in these forward-looking statements as a result of the risk factors set forth below and elsewhere in this Interim MD&A and Condensed Interim Financial Statements and Notes to the Condensed Interim Financial Statements as at September 30, 2025 and the Annual MD&A and Financial Statements and Notes to the Financial Statements as at December 31, 2024, uncertainties associated with estimating resources; geological, technical, drilling and processing problems; liabilities and risks, including environmental liabilities and risks, inherent in mineral and oil and gas operations; fluctuations in currencies and interest rates; incorrect assessments of the value of acquisitions; unanticipated results of exploration activities; competition for, amongst other things, capital, undeveloped lands and skilled personnel; lack of availability of additional financing and farm-in or joint venture partners and unpredictable weather conditions. Although the Company has attempted to identify important factors that could cause results to differ materially from those contained in forward-looking statements, there may be other factors that cause results not to be as anticipated, estimated or intended. There can be no assurance that such statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on forward-looking statements. Readers are cautioned that the foregoing lists of factors are not exhaustive. Forward looking statements are made as of the date hereof and accordingly are subject to change after such date. The forward-looking statements contained in this MD&A are expressly qualified by this cautionary statement. The Company does not undertake to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, except in accordance with applicable securities laws.

“Stephen Stewart"

On behalf of American Eagle’s Board of Directors

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